

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

February 28, 2017

Marianne D. Short
UnitedHealth Group Incorporated
Executive Vice President and Chief Legal Officer
UnitedHealth Group Center
9900 Bren Road East
Minnetonka, Minnesota 55343

>   **Re: UnitedHealth Group Incorporated**
>   **Registration Statement on Form S-4**
>   **Filed February 21, 2017**
>   **File No. 333-216153**

Dear Ms. Short:

We have limited our review of your registration statement to those issues we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1.   We note that your filing incorporates by reference the Annual Report on Form 10-K for the fiscal year ended December 31, 2016. We also note that Part III of the Form 10-K incorporates by reference the proxy statement for the 2017 annual meeting of shareholders, which has not yet been filed. Please be advised that we will not be in a position to accelerate the effective date of your registration statement until the 10-K is amended to include Part III information, or the proxy statement is filed. For guidance, please refer generally to an analogous provision applicable to Form S-3 registrants in Securities Act Forms Compliance and Disclosure Interpretation 123.01.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Chris Edwards at (202) 551-6761 or Mary Beth Breslin at (202) 551-3625 with any questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: David R. Crandall, Esq.
        Hogan Lovells US LLP